Exhibit 21

MidCarolina Financial Corporation

Schedule of Subsidiaries

Name	Jurisdiction of Organization

MidCarolina Bank (1)	North Carolina

MidCarolina I (2)	Delaware

MidCarolina Trust II (3)	Delaware

MidCarolina Investments, Inc. (4)	North Carolina

(1)	All banking offices operate using the name “MidCarolina Bank”
(2)	In 2002 the Company formed a wholly-owned Delaware statutory trust. All of the common securities of the trust are owned by the Company.
(3)	In 2003 the Company formed a wholly-owned Delaware statutory trust. All of the common securities of the trust are owned by the Company.
(4)	MidCarolina Investments, Inc. is a wholly owned subsidiary of the Bank.